Exhibit 11
Noven Pharmaceuticals, Inc.
Computation of Earnings per Share
(in thousands except per share amounts)

	2006	2005	2004
Basic earnings:

Net income	$15,988	$9,972	$11,224

Weighted average number of common shares outstanding	23,807	23,566	23,332

Basic earnings per share	$0.67	$0.42	$0.48

Diluted earnings:

Net income	$15,988	$9,972	$11,224

Weighted average number of common shares outstanding	23,807	23,566	23,332

Potential dilution on exercise of stock options/SSARs	445	415	973

Weighted average number of common shares outstanding, as adjusted	24,252	23,981	24,305

Diluted earnings per share	$0.66	$0.42	$0.46